eCrypt Technologies, Inc.

4750 Table Mesa Drive

Boulder, Colorado 80305

August 13, 2009

Melissa Feider

U.S. Securities and Exchange Commission

Division of Corporate Finance

One Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:

eCrypt Technologies, Inc.

Form 8-K Filed August 4, 2009

File No. 000-53489

Dear Ms. Feider:

In connection with our written responses to your comment letter dated August 7, 2009, eCrypt Technologies, Inc. a Colorado corporation (the “Company”), hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Sincerely yours,

eCrypt Technologies, Inc.

/s/ Brad Lever, Chief Executive Officer